As filed with the Securities and Exchange Commission on May 9, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AGENUS INC.

(Exact name of Registrant as specified in its charter)

Delaware	06-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Garo H. Armen

Chief Executive Officer and Chairman of the Board

Agenus Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gerald E. Quirk, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	3,717,117	$2.62	$9,738,846.54	$1,254.36

(1)	The Registrant is hereby registering for resale from time to time by the selling stockholders up to 3,717,117 shares of its common stock that were initially issued pursuant to the terms of the Share Exchange Agreement dated as of January 10, 2014 by and among the Registrant, 4-Antibody AG, a joint stock company formed under the laws of Switzerland (“4-AB”), the shareholders of 4-AB and Vischer AG as Representative, and for the repayment of certain indebtedness owed by 4-AB to the selling stockholders on May 8, 2014. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional number of shares of common stock that may be issued as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average high and low prices per share of the common stock as reported on the Nasdaq Capital Market on May 8, 2014.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities, and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer for sale is not permitted.

Subject To Completion, Dated May 9, 2014

PROSPECTUS

3,717,117 SHARES OF COMMON STOCK

We have prepared this prospectus to allow certain stockholders, or their pledgees, donees, transferees, distributees, beneficiaries or other successors in interest, to sell from time to time in the future up to 3,717,117 shares of our common stock that they have acquired from us in private placements. Any such stockholders are referred to in this prospectus as the “selling stockholders.”

We will not receive any proceeds from the sale of these shares. Any of these shares may be sold in public or private transactions at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at privately negotiated prices. See “Plan of Distribution” on page 32 of this prospectus. Any selling stockholders will bear all commissions and discounts, if any, attributable to those sales. We will bear all costs, expenses and fees in connection with the registration of the shares.

Our common stock is listed on The NASDAQ Capital Market and trades under the symbol “AGEN.” On May 8, 2014, the last sale price of our common stock as reported on the NASDAQ Capital Market was $2.49 per share. You are urged to obtain current market quotations for our common stock.

Investing in our securities involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2014.

You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”

You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.”

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders may offer to sell, and seek offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, especially the sections entitled “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements incorporated in this prospectus by reference. As used in this prospectus, “Agenus,” the “Company,” “we,” “us,” and “our” refer to Agenus Inc. and its consolidated subsidiaries.

Agenus Inc.

Our Business

We are a biopharmaceutical company developing a portfolio of immuno-oncology candidates, including checkpoint modulator antibodies, heat shock protein-based vaccines and saponin adjuvants. We are focused on immunotherapeutic products based on our core platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. We assess the development, commercialization and/or partnering strategies with respect to each of our internal product candidates periodically based on several factors, including clinical trial results, competitive positioning, and funding requirements and resources.

Our Retrocyte Display® Technology Platform and Checkpoint Modulator Antibody Programs became part of our portfolio with the acquisition of 4-Antibody AG, a private European-based biopharmaceutical company (“4-AB”), in February 2014. The Retrocyte Display® Technology Platform is intended to enable, among other things, the rapid generation and optimization of fully human monoclonal antibodies against a broad range of target antigens of interest. We currently have six pre-clinical Checkpoint Modulator Antibody Programs which target GITR, OX40, CTLA-4, PD-1, TIM-3 and LAG-3. We have selected two GITR agonists and one CTLA-4 antagonist to advance into investigational new drug application (“IND”) enabling development. Although we envision using Retrocyte Display® to drive the discovery of future checkpoint modulator antibody candidates, not all candidates will necessarily be derived from the use of this technology. For example, our current antibody candidates targeting GITR were derived independently of Retrocyte Display®. We plan to identify development candidates for the other four Checkpoint Modulator Antibody Programs during 2014, in order to be in a position to file INDs on at least four candidates within the next two years.

Within our HSP-Based Platform we are developing our Prophage Series cancer vaccines. Our Prophage Series cancer vaccines are autologous therapies derived from cells extracted from the patient’s tumor. As a result, Prophage Series vaccines contain a precise antigenic ‘fingerprint’ of a patient’s particular cancer and are designed to reprogram the body’s immune system to target only cells bearing this fingerprint, reducing the risk that powerful anti-cancer agents will target healthy tissue and cause debilitating side effects often associated with chemotherapy and radiation therapy. We believe that in contrast to many other autologous vaccines that are based on cellular preparations, the Prophage Series Vaccines are based on a stable protein preparation produced by a less complex manufacturing process. Our Prophage Series vaccines are currently being studied in two different settings of glioblastoma multiforme, or GBM: newly diagnosed and recurrent disease.

Also within our HSP-Based Platform, is HerpV, a recombinant, synthetic vaccine containing multiple antigens derived from the herpes simplex 2 virus. Combining our heat shock protein-based technology and our QS-21 Stimulon adjuvant, HerpV represents a potential new approach to the treatment of genital herpes. In November 2013, we released top line results from a Phase 2, randomized, double blind, multicenter clinical trial of HerpV in HSV-2 positive genital herpes patients, which showed that the trial met its primary endpoint. We anticipate reporting additional study results assessing the efficacy of a booster injection of HerpV during the second quarter of 2014. HerpV evokes immune responses to the mix of HSV2 peptides contained in the vaccine in a substantial majority of patients. Our Phase 2 study has shown that HerpV may reduce viral shedding, which has the potential to reduce the incidence and severity of herpetic lesion outbreaks and/or reduce the likelihood of disease transmission. However, it is uncertain whether the degree of benefit conferred by HerpV will be sufficient to (i) warrant additional clinical trials funded by us or (ii) attract a development partner.

Within our Saponin Adjuvant Platform is QS-21 Stimulon® adjuvant, or QS-21 Stimulon. QS-21 Stimulon is a saponin extracted from the bark of the Quillaja saponaria tree, an evergreen tree native to warm temperate central Chile. QS-21 Stimulon has become a key component in the development of investigational preventive vaccine formulations across a wide variety of infectious diseases and, investigational therapeutic vaccines intended to treat cancer and degenerative disorders. QS-21 Stimulon has been widely studied in 50,000 patients. The key licensees of QS-21 Stimulon are GlaxoSmithKline (“GSK”) and JANSSEN Alzheimer Immunotherapy (“JANSSEN AI”). QS-21 Stimulon is currently being studied in approximately 20 vaccine indications, which include GSK’s Phase 3 vaccine programs for RTS,S for malaria, MAGE-A3 cancer immunotherapeutic for melanoma and HZ/su for shingles. In addition, JANSSEN AI’s QS-21 Stimulon adjuvant-containing vaccine candidate is in Phase 2 trials for the treatment of Alzheimer’s disease. If any of our partners’ products containing QS-21 Stimulon successfully completes clinical development and receives approval for commercial sale, we are generally entitled to receive royalties for 10 years after commercial launch, with some exceptions.

In addition to our internal development efforts, we continue to pursue collaborative, out-licensing and/or partnering opportunities for our portfolio programs and product candidates, as well as explore in-licensing, acquisitions and collaborative arrangements in areas of synergy with our existing programs. Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development, business development, and support of our collaborations. In April 2014, we entered into a collaboration and license agreement with Merck to discover and optimize fully human antibodies against two undisclosed Merck checkpoint targets using the Retrocyte Display® Technology Platform. Merck will be responsible for the clinical development and commercialization of candidates generated under the collaboration and we are eligible to receive potential payments associated with the completion of certain clinical, regulatory and commercial milestones as well as royalty payments on worldwide product sales.

We have financed our operations primarily through the sale of equity and debt securities. We believe that, based on our current plans and activities, our working capital resources at March 31, 2014, plus potential proceeds from license, supply, and collaborative agreements, will be sufficient to satisfy our liquidity requirements through the first half of 2015. We expect to attempt to raise additional funds in advance of depleting our current funds. We may attempt to raise funds by: (1) pursuing collaborative, out-licensing and/or partnering opportunities for our portfolio programs and product candidates with one or more third parties, (2) renegotiating third party agreements, (3) selling assets, (4) securing additional debt financing and/or (5) selling equity securities. Satisfying long-term liquidity needs may require the successful commercialization and/or substantial out-licensing or partnering arrangements for (i) our Retrocyte Display® Technology Platform, Checkpoint Modulator Antibody Programs, HerpV and the Prophage Series vaccines, (ii) vaccines containing QS-21 Stimulon under development by our licensees, and/or (iii) the identification, development and commercialization of potential other product candidates, each of which will require additional capital with no certainty of timing or probability of success. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

Corporate Information

Our principal executive office is located at 3 Forbes Road, Lexington, MA 02421, and our telephone number is (781) 674-4400. Our Internet website address is www.agenusbio.com. The contents of our website are not part of, or incorporated into, this prospectus.

Retrocyte Display®, Oncophage® and Stimulon® are registered trademarks of Agenus Inc. and its subsidiaries. All rights reserved.

The Offering

Common Stock offered by the selling stockholders	3,717,117 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering

Nasdaq Capital Market Symbol	AGEN

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus before purchasing our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Business

If we incur operating losses for longer than we expect, or we are not able to raise additional capital, we may be unable to continue our operations, or we may become insolvent.

Our net losses for the years ended December 31, 2013, 2012, and 2011, were $30.1 million, $11.3 million, and $23.3 million, respectively. During the quarter ended March 31, 2014, we generated net loss of $357,513 due primarily to a fair value adjustment to our contingent royalty obligation at March 31, 2014.

We expect to incur additional losses over the next several years as we continue research and clinical development of our technologies and pursue partnering opportunities, regulatory strategies, commercialization, and related activities, and such losses may increase as a result of our acquisition of 4-AB. Furthermore, our ability to generate cash from operations is dependent on the success of our licensees and collaborative partners, as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful development and commercialization of vaccines containing QS-21 Stimulon, our Prophage Series vaccines and our other product candidates. From our inception through March 31, 2014, we have incurred net losses totaling $649.2 million.

On March 31, 2014, we had $73.5 million in cash and cash equivalents. We believe that, based on our current plans and activities, our working capital resources at March 31, 2014, and potential proceeds from license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements through the first half of 2015. We expect to attempt to raise additional funds in advance of depleting our funds although additional funding may not be available on favorable terms, or at all. For the quarter ended March 31, 2014, our average monthly cash used in operating activities was approximately $3.4 million.

We have financed our operations primarily through the sale of equity and debt securities. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaborative partners, or from other sources. Additional financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when we need them or if we incur operating losses for longer than we expect, we may not be able to continue some or all of our operations, or we may become insolvent. We also may be forced to license or sell technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies.

There are a number of factors that will influence our future capital requirements, including, without limitation, the following:

•	the number and characteristics of the product candidates we pursue;

•	the scope, progress, results and costs of researching and developing our future product candidates, and conducting preclinical and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our and our licensees’ product candidates;

•	the cost of manufacturing;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property rights;

•	the costs associated with any successful commercial operations; and

•	the timing, receipt and amount of sales of, or royalties on, our future products, if any.

General economic conditions in the United States economy and abroad may have a material adverse effect on our liquidity and financial condition, particularly if our ability to raise additional funds is impaired. The ability of potential patients and/or health care payers to pay for our products could also be adversely impacted, thereby limiting our potential revenue. In addition, any negative impacts from any deterioration in the credit markets on our collaborative partners could limit potential revenue from our product candidates.

Certain of our outstanding debt instruments contain significant restrictive and affirmative covenants and we may not be able to make interest or principal payments when due or otherwise remain in compliance with their terms.

In April 2013 we exchanged our 8% senior secured convertible notes due August 2014 (the “2006 Notes”), including accrued and unpaid interest, for $10.0 million in cash, 2,500,000 shares of our common stock, a revenue interest in certain QS-21 Stimulon partnered programs and a royalty interest in HerpV. The $10.0 million cash payment was financed by entering into a Loan and Security Agreement with Silicon Valley Bank for a $5.0 million loan that bears interest at 6.75% annually (the “SVB Loan”), and a Note Purchase Agreement with various investors to issue senior subordinated notes in the aggregate principal amount of $5.0 million with annual interest at 10% (the “Subordinated Notes”). The SVB Loan is payable in equal monthly installments of approximately $278,000 until April 2015. The Subordinated Notes are due in April 2015.

The SVB Loan is secured by a lien against substantially all of our assets as well as the assets of our subsidiary Antigenics Inc., and contains, among other things, a number of restrictions and covenants that limit our ability to:

•	incur certain additional indebtedness;

•	make certain investments;

•	pay dividends other than dividends required pursuant to pre-existing commitments;

•	make payments on subordinated indebtedness other than regularly scheduled payments of interest;

•	create certain liens;

•	consolidate, merge, sell or otherwise dispose of our assets; and/or

•	change our line of business.

The SVB Loan also specifies a number of events of default (some of which are subject to applicable cure periods), including, among other things:

•	covenant defaults;

•	other non-payment defaults;

•	bankruptcy;

•	certain penalties and judgments from a governmental authority;

•	cross-defaults in respect of indebtedness over $50,000; and

•	insolvency defaults.

Additionally, any material adverse change with respect to us or Antigenics Inc., constitutes an event of default. Upon the occurrence of an event of default under the SVB Loan, subject to cure periods in certain circumstances, the Lender may declare all amounts outstanding to be immediately due and payable and may foreclose upon our assets that secure the SVB Loan. During the continuance of an event of default which does not accelerate the maturity of the SVB Loan, interest will accrue at a default rate equal to the otherwise applicable rate plus 5%. We may prepay the SVB Loan at any time, in full, subject to certain notice requirement and a prepayment premium equal to 4% of the outstanding principal amount of the SVB Loan.

The Subordinated Notes also include default provisions which allow for the acceleration of the principal payment of the Subordinated Notes in the event we become involved in certain bankruptcy proceedings, become insolvent, fail to make a payment of principal or (after a grace period) interest on the Subordinated Notes, default on other indebtedness with an aggregate principal balance of $5 million or more if such default has the effect of accelerating the maturity of such indebtedness, or become subject to a legal judgment or similar order for the payment of money in an amount greater than $5 million if such amount will not be covered by third-party insurance.

If we default on the SVB Loan or the Subordinated Notes and the repayment of such indebtedness is accelerated, our liquidity will be materially and adversely affected.

Our ability to satisfy our obligations under this indebtedness will depend upon our future performance, which is subject to many factors, including the factors identified in this “Risk Factors” section and other factors beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things, to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell, out-license, or otherwise dispose of assets; and/or

•	reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to make principal and interest payments. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms, if at all.

Other than for the year ended December 31, 2012, we have had negative cash flows from operations. The net cash provided by operations of $1.0 million for the year ended December 31, 2012 primarily resulted from one-time payments received under amended license agreements and therefore our net cash provided by operations for the year ended December 31, 2012 is not indicative of future results. For the three months ended March 31, 2014 and for the years ended December 31, 2013, and 2011, net cash used in operating activities was $10.1 million, $19.5 million, and $16.2 million, respectively.

We may fail to realize the benefits we expect to realize as a result of the acquisition of 4-AB and/or we may suffer a loss in productivity as a result of the integration process.

The long-term success of the acquisition of 4-AB will depend, in part, on our ability to realize the anticipated synergies, business opportunities and growth prospects from combining the businesses of Agenus and 4-AB. We may never realize these anticipated synergies, business opportunities and growth prospects. We might experience increased competition that limits our ability to expand our business, and we might not be able to capitalize on expected business opportunities, including maintaining current collaboration relationships and advancing the development of the 4-AB Checkpoint Modulator Antibody Programs. Moreover, assumptions underlying estimates of expected costs as a result of the acquisition may be inaccurate, and general industry and business conditions might deteriorate. If any of these factors limit our ability to integrate the operations of Agenus and 4-AB successfully or on a timely basis, or to develop the business opportunities that we expect to realize from the acquisition of 4-AB, the expectations of future results of operations, including certain cost savings and synergies expected to result from the acquisition, might not be met.

In addition, integrating operations is complex and requires significant efforts and expenditures for us and 4-AB. During or as a result of the integration process, employees might leave, be terminated, or have decreased productivity, and our management might have its attention diverted from core business objectives while trying to integrate operations and corporate and administrative infrastructures.

We may not receive anticipated QS-21 Stimulon revenues from our licensees.

With the exception of our HerpV program, we currently rely upon and expect to continue to rely upon third party licensees, particularly GlaxoSmithKline (“GSK”) and JANSSEN Alzheimer Immunotherapy (“JANSSEN AI”), to develop, test, market and manufacture vaccines that utilize our QS-21 Stimulon adjuvant. We expect that we will rely on similar relationships if we develop new adjuvants in our Saponin Adjuvant Platform.

In return for rights to use QS-21 Stimulon, our licensees have generally agreed to pay us license fees, milestone payments and royalties on product sales for a minimum of 10 years after commercial launch, with some exceptions. As each licensee controls its own product development process, we cannot predict our licensees’ requirements for QS-21 Stimulon in the future or to what extent, if any, they will develop vaccines that use QS-21 Stimulon as an adjuvant. Our licensees may initiate or terminate programs containing QS-21 Stimulon at any time. Clinical trials being conducted by our licensees, including those being conducted by GSK and JANSSEN AI, may not be successful. For example, in April 2014, GSK announced the termination of a Phase 3 trial of its MAGE-A3 cancer immunotherapeutic (a vaccine containing QS-21 Stimulon) in non-small cell lung cancer and in 2013 they announced the Phase 3 trial of their MAGE-A3 cancer immunotherapeutic in melanoma missed its first co-primary endpoint and the study would continue until completion of its second co-primary endpoint, which is expected in 2015. The results of these trials and other trials conducted by our licensees, as well as other factors, may cause our licensees to terminate additional programs containing QS-21 Stimulon. In the event that our licensees develop vaccines using QS-21 Stimulon, there is no guarantee that these products will obtain regulatory approval or, if so approved, will generate significant royalties, if any, or that we will be able to collect royalties in the future.

In addition, where we had previously supplied GSK and JANSSEN AI with all their requirements of QS-21 Stimulon, we have amended our agreements so that they are permitted to manufacture their own QS-21 Stimulon. We are unable to predict what amount of QS-21 Stimulon, if any, will be purchased from us by other licensees or collaborators in the future. Any inability to receive anticipated QS-21 Stimulon revenues would have a material adverse effect on our business, financial condition and results of operations.

In connection with the exchange of our 2006 Notes, we entered into a Revenue Interests Assignment Agreement with the holders of the 2006 Notes. This agreement granted these holders a contractual right to the proceeds of 20% of our revenue interests from QS-21 Stimulon partnered programs and a 0.5% royalty on net sales of HerpV. Due to uncertainties surrounding the future revenue stream generated from our licensees, we are unable to predict the precise dollar value reduction in revenue that will result from this agreement to pay the 2006 Note holders their share of the proceeds from QS-21 Stimulon and HerpV programs. Any reduction in revenues generated from QS-21 Stimulon could have a material adverse effect on our business, financial condition and results of operations.

Our HerpV therapeutic vaccine candidate is in early stage development and we may not be able to successfully develop this candidate.

Based on the results of our Phase 1 clinical trial of HerpV, which includes QS-21 Stimulon, we advanced this product candidate into a Phase 2 trial that measured the effect of vaccination on viral shedding in individuals infected with HSV-2 (genital herpes). In November 2013, we announced that the Phase 2 trial met its primary endpoint, a statistically significant reduction in viral shedding. Additional study results, including booster and immune response data, are expected during the first half of 2014. The findings to date from our clinical trials, while positive, were limited in size and scope and may be insufficient to attract partnering arrangements or warrant further development of the HerpV program. In addition, even if we proceed with further HerpV development, there is no guarantee that future clinical trials will be successful, that a reduction in viral shedding will translate into clinical benefit, or that the safety profile will be considered acceptable. In addition, the success of future clinical trials, if any, is dependent on, upon other things, maintaining sufficient supply of the required investigational materials, enrolling sufficient patients and the adherence of these patients to the study protocol. Furthermore, it is possible that research and discoveries by others will render our product candidate obsolete or noncompetitive.

We may not be able to advance clinical development or commercialize Prophage Series Vaccines.

The probability of future clinical development efforts leading to marketing approval and commercialization of Prophage Series vaccines is highly uncertain. Prophage Series vaccines have been in clinical development for over 15 years, including multiple Phase 1 and 2 trials in eight different tumor types as well as randomized Phase 3 trials in metastatic melanoma and adjuvant renal cell carcinoma. To date, none of our clinical trials with Prophage Series vaccines has resulted in a marketing approval, except in Russia where commercialization of the approved product has not been successful by us or NewVac LLC (“NewVac”) our licensee, for Oncophage® in the Russian Federation and certain other CIS countries. Due to our limited resources or a shift in corporate priorities, we may be unable or limited in our ability to support on-going clinical studies with Prophage Series vaccines, or perform additional ones.

We do not currently sponsor any on-going clinical trials with Prophage Series vaccines and therefore we lack the ability to control trial design, timelines and data availability. Current and future studies may eventually be terminated due to, among other things, slow enrollment, lack of probability that they will yield useful translational and/or efficacy data, lengthy timelines, or unlikelihood that results will support timely or successful regulatory filings. Currently, the only actively enrolling Prophage Series vaccine clinical study is a Phase 2 trial of Prophage Series vaccine in combination with Avastin® (bevacizumab) in patients with surgically resectable recurrent glioma. This trial is being conducted under the sponsorship of the Alliance for Clinical Trials in Oncology, a cooperative group of the NCI. To date, clinical site activation and patient enrollment have not met expectations, which could curtail the viability of sustaining the trial. Furthermore, potential changes in clinical practices trending away from the administration of Avastin for the treatment of recurrent glioma could exacerbate enrollment issues and/or render the trial design impractical. In January 2014 we announced the initiation of a randomized Phase 2 trial with Prophage Series vaccine and Bristol-Myers Squibb’s Yervoy® (ipilimumab), for the treatment of Stage III and IV metastatic melanoma. While we believe the combination has the potential to trigger a more effective immune response against the tumor than Yervoy alone, there is no guarantee that this trial will be completed or that it will yield useful translational and/or efficacy data. This study is being sponsored by an investigator at the University of Texas and, although the investigator-held investigational new drug application (IND) has been activated to allow initiation of the trial, patient enrollment has not yet been initiated.

If we or our licensee are unable to purify heat shock proteins we may have difficulty successfully initiating or completing clinical trials or supporting commercial sales of Prophage Series vaccines.

The successful development and commercialization of Prophage Series vaccines for a particular cancer depends in part on the ability of NewVac to purify sufficient heat shock proteins from that type of cancer. If we or NewVac have difficulties in purifying heat shock proteins for a sufficiently large number of patients in clinical trials, we may experience enrollment delays and/or lower the probability of a successful analysis of the data from clinical trials. We have successfully manufactured product across many different cancer types, however, the success rate per indication has varied. We have evolved our manufacturing processes to better accommodate a wider range of tumor types. Our current manufacturing technologies have been successful in manufacturing product from approximately 92% of the RCC tumors received and approximately 85% of the tumors received from patients enrolled in Phase 2 clinical trials for the treatment of recurrent glioma. In addition, we may encounter problems with other types of cancer or patients if we expand our research. If we cannot overcome these problems, the number of patients or cancer types that our heat shock protein-based product candidates could treat would be limited. In addition, if we commercialize our heat shock protein-based product candidates, we may not be able to replicate past manufacturing success rates and we may face claims from patients for whom we are unable to produce a vaccine.

Changes in our manufacturing strategies, manufacturing problems, or increased demand may cause delays, unanticipated costs, or loss of revenue streams within or across our programs.

We currently manufacture our Prophage Series vaccines in our Lexington, MA facility. There is no guarantee that we will be able to meet future manufacturing demand for Prophage Series vaccines, and a failure to do so could cause a delay or cessation in the further development of our Prophage Series vaccine programs. Manufacturing of Prophage Series vaccines is complex, and various factors could cause delays or an inability to supply vaccine. Deviations in the processes controlling manufacture could result in production failures. Furthermore, we have limited financial, personnel, and manufacturing resources and there is no assurance that we will be able to allocate resources necessary for the continued manufacturing of Prophage Series vaccines in light of competing corporate priorities. In addition, regulatory bodies may require us to make our manufacturing facility a single product facility. In such an instance, we would no longer have the ability to manufacture Prophage Series vaccines in addition to other product candidates in our current facility.

We have given our key QS-21 Stimulon licensees, GSK and JANSSEN AI, manufacturing rights for QS-21 Stimulon for use in their product programs. If they or their third party contract manufacturers encounter problems with QS-21 Stimulon manufacturing, their programs containing QS-21 Stimulon could be delayed or terminated, and this could have an adverse effect on our license fees, milestone payments and royalties that we may otherwise receive from these programs. We have retained the right to manufacture QS-21 for ourselves and third parties, although no other such programs are anticipated to bring us substantial revenues in the near future, if ever.

The Checkpoint Modulator Antibody Programs, new to our business through the acquisition of 4-AB, will require substantial manufacturing development and investment to develop. The Checkpoint Modulator Antibody Programs are preclinical, and we have only recently initiated the development of the reagents, cell lines and systems required to manufacture our antibody candidates. If these development-stage efforts are delayed or do not produce the desired outcomes, this will cause delays in development timelines and increased costs, which may cause us to limit the size and scope of our efforts and studies. In addition, our staff has limited experience in the manufacture and development of the Checkpoint Modulator Antibody Programs and we currently rely on consultants and advisors to advance these operations. We are in the process of identifying a contract manufacturers (CMO) for our Checkpoint Modulator Antibody Programs. During the early development stages of the Checkpoint Modulator Antibody programs, we will likely be using only one CMO, and will not have a backup manufacturer in place. In the future, we may need to secure additional CMOs and we will also need to develop or secure later phase and/or commercial manufacturing capabilities, all of which would cause us to incur additional costs and risk. In the event that our Checkpoint Modulator Antibody programs require progressively larger production capabilities, our options for CMOs may become more limited. In addition, while we currently have our own cGMP manufacturing facility in Lexington, MA, our facility is not currently configured or equipped to adequately support manufacturing of the required cell lines or the downstream production of cGMP antibody product candidates.

We may elect to alter our manufacturing strategy and hire CMOs to manufacture our internally manufactured products, which would require additional time and resources to identify suitable CMOs and transfer the technology and systems. Such an effort could divert resources away from the Checkpoint Modulator Antibody programs and lead to delays in the development of product candidates. In addition, our ability to efficiently manufacture our products is contingent upon a CMO’s ability to ramp up production in a timely manner without the benefit of years of experience and familiarity with the processes, which we may not be able to adequately transfer.

We currently rely upon and expect to continue to rely upon third parties, potentially including our collaborators or licensees, to produce materials required to support our product candidates, preclinical studies, clinical trials, and commercial efforts. A number of factors could cause production interruptions at either our manufacturing facility or the facilities of our CMOs or suppliers, including equipment malfunctions, labor or employment retention problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers. Alternatively, there is the possibility we may have excess manufacturing capacity if product candidates do not progress as planned.

There are a limited number of CMOs or suppliers that are capable of manufacturing our product candidates or the materials used in their manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply of these product candidates or materials, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our collaborative partners or licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Biopharmaceutical manufacturing is also subject to extensive government regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of product candidates. In addition, facilities are subject to ongoing inspections, and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

Risks associated with doing business internationally could negatively affect our business.

We have in the past, and may continue to pursue pathways to develop and commercialize our product candidates in non-U.S. jurisdictions. For example, our Oncophage® vaccine is approved for sale in Russia for the treatment of kidney cancer patients at intermediate risk for disease recurrence, and we have partnered to commercialize this product in the Russian Federation with NewVac, who has been unsuccessful to date in doing so. In addition, due to the acquisition of 4-AB, we now have research and development operations in Switzerland and Germany. Various risks associated with foreign operations may impact our success. Possible risks of foreign operations include fluctuations in the value of foreign and domestic currencies, disruptions in the import, export, and transportation of patient tumors and our products or product candidates, the product and service needs of foreign customers, difficulties in building and managing foreign relationships, the performance of our licensees or collaborators, geopolitical instability, unexpected regulatory, economic, or political changes in foreign markets and limitations on the flexibility of our operations and costs imposed by local labor laws. See “Risk Factors - Even if we receive marketing approval for our product candidates, such product approvals could be subject to restrictions or withdrawals. Regulatory requirements are subject to change” and “Risk Factors - We may fail to realize the benefits we expect to realize as a result of the acquisition of 4-AB or suffer a loss of productivity as a result of the integration process.”

If we, or our licensees, fail to obtain market demand or adequate levels of reimbursement for our product candidates, there may be no commercial or partnering opportunities for these products, or such opportunities may be significantly limited.

We or our current and future strategic alliance partners, if any, may be unable to dedicate sufficient resources to the commercialization of our current and future products and product candidates or may otherwise fail in their commercialization due to factors beyond our control. Although our Oncophage® vaccine is approved for sale in Russia for the treatment of kidney cancer patients at intermediate risk for disease recurrence, our licensee,

NewVac, has been unsuccessful in securing reimbursement or market demand for this product, and it is unlikely that it will be able to do so. In addition, as we advance our Checkpoint Modulator Antibody Programs, we will be competing in a very crowded industry. If products that compete directly or indirectly with our products or product candidates prove superior to existing antibodies, market demand for our products or product candidates could be hampered or non-existent. We and our strategic partners, if any, will face competition from other products currently approved or that will be approved in the future for the same therapeutic indications.

In addition, public and private insurance programs may determine that they will not cover our product candidates or the product candidates of our licensees. Government-sponsored health care systems typically pay a substantial share of health care costs, and they may regulate reimbursement levels of products to control costs. If we or our licensees are unsuccessful in obtaining substantial reimbursement for our product candidates from national or regional funds, we will have to rely on private-pay, which may delay or prevent commercialization and/or partnering efforts. We, or our licensees, may not be able to obtain health insurance coverage of our product candidates, and if coverage is obtained, it may be substantially delayed, or there may be significant restrictions on the circumstances in which the products would be reimbursed. We are unable to predict what impact any future regulation or third-party payer initiatives relating to reimbursement will have on any potential future sales for our product candidates.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, selling and marketing expertise and/or financial and other resources.

Our product candidates and the product candidates in development by our collaborative partners may fail because of competition from major pharmaceutical companies and specialized biotechnology companies that market products, or that are engaged in the development of product candidates, directed at cancer, infectious diseases and degenerative disorders. Many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their product candidates sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing and capture some of our potential market share;

•	establish superior intellectual property positions;

•	discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccines obsolete, possibly before they generate any revenue; or

•	adversely affect our ability to recruit patients for our clinical trials.

There is no guarantee that our products or product candidates will be able to compete with potential future products being developed by our competitors.

Competitive products in our HerpV program include Valtrex (GSK) and Famvir (Novartis), which are small molecule drugs marketed for treatment of genital herpes. Other companies are engaged in research and/or clinical development for vaccines for treatment of genital herpes including Genocea and Vical. AiCuris Gmbh is engaged in clinical research of a small molecule drug for treatment of genital herpes and has completed a Phase 2 trial.

We are aware of compounds that claim to be comparable to QS-21 Stimulon that are being used in clinical trials. Several other vaccine adjuvants are in development and could compete with QS-21 Stimulon for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by

Pfizer, Idera, Colby, and Dynavax, MF59 under development by Novartis, IC31, under development by Intercell, and MPL, under development by GSK. In the past, we have provided QS-21 Stimulon to other entities under materials transfer arrangements. In at least one instance, it is possible that this material was used unlawfully to develop synthetic formulations and/or derivatives of QS-21. In addition, companies such as Adjuvance Technologies, Inc. CSL Limited, and Novavax, Inc., as well as academic institutions and manufacturers of saponin extracts, are developing saponin adjuvants, including derivatives and synthetic formulations. These sources may be competitive with our ability to do future partnering and licensing deals with QS-21 Stimulon.

We are also aware of a third party that manufactures pre-clinical material purporting to be comparable to QS-21 Stimulon. The claims being made by this third party may create marketplace confusion and have an adverse effect on the goodwill generated by us and our partners with respect to QS-21 Stimulon. Any diminution of this goodwill may have an adverse effect on our ability to commercialize this technology, either alone or with a third party.

In competition with our Prophage Series product candidates, Genentech markets Avastin and Eisai and Arbor Pharmaceuticals market Gliadel, both for treatment of recurrent glioma. In addition, TVAX Biomedical and Stemline Therapeutics are developing immunotherapy candidates (TVI-Brain-1 and SL-701, respectively) for recurrent glioma. Schering Corporation, a subsidiary of Merck, markets Temodar for treatment of patients with newly diagnosed glioma. Other companies are developing vaccine candidates for the treatment of patients with newly diagnosed glioma, such as Innocell Corp (Immuncell-LC), ImmunoCellular Therapeutics (ICT-107), Northwest Biotherapeutics (DC-Vax), Immatics (IMA-950), Activartis Biotech (GBM-Vax) and Celldex (CDX-110). Celldex is also currently developing a vaccine candidate for recurrent glioma. Other companies may begin such development as well.

If vaccines from our Prophage Series are developed in other indications, they could face additional competition in those indications. In addition, and prior to regulatory approval, our Prophage Series vaccines and all of our other product candidates may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

We have six preclinical Checkpoint Modulator Antibody Programs that have been commenced by 4-AB, our wholly-owned subsidiary. We are aware of several large companies that have antibody-based products on the market or in clinical development that are directed to the same biological target as some of these programs, including Bristol-Myers Squibb, which markets ipilimumab, an anti-CTLA-4 antibody, and has an anti-PD1 antibody in development, Medimmune, which has anti-CTLA-4, OX-40 and PD1 antibodies in development, Merck and Curetech, which each has an anti-PDI antibody in development, and Pfizer, which has an anti-CTLA-4 antibody in development. Tesaro also has antibody programs targeting PD-1, TIM-3 and LAG-3 and these include both monospecific and dual reactive antibody drug candidates.

Our future growth depends on our ability to successfully identify, develop, acquire or in-license products and product candidates; otherwise, we may have limited growth opportunities.

An important part of our business strategy is to continue to develop a pipeline of product candidates by developing, acquiring or in-licensing products, businesses or technologies that we believe are a strategic fit with our existing business. However, these business activities may entail numerous operational and financial risks, including:

•	difficulty or inability to secure financing to fund development activities for such development, acquisition or in-licensed products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for development, acquisition or in-licensing of new products;

•	disruption of our business and diversion of our management’s time and attention;

•	higher than expected development, acquisition or in-license and integration costs;

•	exposure to unknown liabilities;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	inability to retain key employees of any acquired businesses;

•	difficulty in managing multiple product development programs; and

•	inability to successfully develop new products or clinical failure.

We have limited resources to identify and execute the development, acquisition or in-licensing of products, businesses and technologies and integrate them into our current infrastructure. We may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations, and/or acquire, in-license, and/or advance new product candidates. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential development, acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

Failure to enter into and/or maintain significant licensing, distribution and/or collaboration agreements on favorable terms to us may hinder or cause us to cease our efforts to develop and commercialize our product candidates, increase our development timelines, and/or increase our need to rely on partnering or financing mechanisms, such as sales of debt or equity securities, to fund our operations and continue our current and anticipated programs.

We have been engaged in efforts to enter into licensing, distribution and/or collaborative agreements with one or more pharmaceutical or biotechnology companies to assist us with development and/or commercialization of our product candidates. If we are successful in entering into such agreements, we may not be able to negotiate agreements with economic terms similar to those negotiated by other companies. We may not, for example, obtain significant upfront payments, substantial royalty rates or milestones. If we fail to enter into any such agreements, our efforts to develop and/or commercialize our products or product candidates may be undermined. In addition, if we do not raise funds through any such agreements, we will need to rely on other financing mechanisms, such as sales of debt or equity securities, to fund our operations. Such financing mechanisms, if available, may not be sufficient or timely enough to advance our programs forward in a meaningful way in the short-term.

While we have been pursuing these business development efforts for several years, we have not entered into a substantial agreement relating to the potential development or commercialization of any of our Prophage Series vaccines other than the agreement with NewVac to which we granted an exclusive license to manufacture, market and sell Oncophage as well as pursue a development program in the Russian Federation and certain other CIS countries. To date, the NewVac arrangement has not provided substantial benefit to us, and it is unlikely that it will. NewVac has experienced challenges establishing manufacturing capabilities and securing government reimbursement, and has not met certain milestones set within the license agreement. In addition, other companies may not be interested in pursuing patient-specific vaccines like our Prophage Series vaccines, and many other companies have been and may continue to be unwilling to commit to an agreement prior to receipt of additional clinical data, if at all.

We would consider license and/or co-development opportunities to advance HerpV and antibody candidates derived from the Retrocyte Display® Technology Platform, as well as collaborations to develop antibodies derived from the Retrocyte Display® Technology Platform against targets of interest. However, collaborative partners or licensees may defer discussions until these assets are further developed or validated, or they may not engage in such discussions on terms acceptable to us or at all.

Because we rely on collaborators and licensees for the development and commercialization of most of our product candidate programs, these programs may not prove successful, and/or we may not receive significant payments from such parties.

Part of our strategy is to develop and commercialize a majority of our product candidates by continuing or entering into arrangements with academic, government, or corporate collaborators and licensees. Our success depends on our ability to negotiate such agreements on favorable terms and on the success of the other parties in performing research, preclinical and clinical testing, completing regulatory applications, and commercializing product candidates. For example, development of Prophage Series vaccine for the treatment of patients with recurrent glioma is dependent, in large part, on the efforts of the Alliance for Clinical Trials in Oncology, a National Cancer Institute cooperative group, which is sponsoring a Phase 2 clinical trial of this product candidate in this indication. When our licensees or third party collaborators sponsor clinical trials using our product candidates, we cannot control the timing of enrollment, data readout, or quality of such trials or related activities. In addition, substantially all product candidates containing QS-21 Stimulon, other than HerpV, depend on the success of our collaborative partners or licensees, and our relationships with these third parties. Such product candidates depend on our collaborators and licensees successfully enrolling patients and completing clinical trials, being committed to dedicating the resources to advance these product candidates, obtaining regulatory approvals, and successfully commercializing product candidates. We have granted NewVac an exclusive license to manufacture, market and sell Oncophage® in the Russian Federation and certain other CIS countries. NewVac has faced challenges establishing manufacturing capabilities and securing government reimbursement, which has impacted its ability to commercialize the product in the licensed territory. NewVac may terminate this agreement at any time without cause and it is expected to otherwise terminate in December 2014. We do not expect to receive financial or other benefits from our relationship with NewVac or the sale of Oncophage® in the Russian Federation or CIS countries.

In addition, our research, development, and commercialization efforts with respect to antibody candidates from the Retrocyte Display® Technology Platform include the participation of institutional and corporate collaborators. For example, 4-AB has collaborative arrangements with Ludwig Cancer Research and Brazil-based Recepta Biopharma SA, among others. If we are not able to maintain and optimize these arrangements, as well as advance other current or potential collaborations on terms favorable to us, this could have a negative impact on our operations.

Development activities for our collaborative programs may fail to produce marketable products due to unsuccessful results or abandonment of these programs, failure to enter into future collaborations or license agreements, or the inability to manufacture product supply requirements for our collaborators and licensees. Several of our agreements also require us to transfer important rights and regulatory compliance responsibilities to our collaborators and licensees. As a result of these collaborative agreements, we will not control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to, or be unable to, devote resources to these arrangements or adhere to required timelines, or, under certain circumstances, may terminate these arrangements early. They may cease pursuing product candidates or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our collaborators or licensees. Such disputes could result in the incurrence of significant expense, or the termination of collaborations. We may be unable to fulfill all of our obligations to our collaborators, which may result in the termination of collaborations. As a result of these factors, our strategic collaborations may not yield revenue. Furthermore, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations could increase our need to fund our operations through sales of debt or equity securities and would negatively affect our business prospects.

We are highly reliant on our Chief Executive Officer and other members of our management team. In addition, we have limited internal resources and if we fail to recruit and/or retain the services of key employees and external consultants as needed, we may not be able to achieve our strategic and operational objectives.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer, co-founded the Company in 1994, and has been, and continues to be, integral to building our company and developing our technology. If Dr. Armen is unable or unwilling to continue his relationship with Agenus, our business may be adversely impacted.

Effective December 1, 2005, we entered into an employment agreement with Dr. Armen. Subject to the earlier termination as provided in the agreement, the agreement had an original term of one year and is automatically extended thereafter for successive terms of one year each, unless either party provides notice to the other at least ninety days prior to the expiration of the original or any extension term. Dr. Armen plays an important role in our day-to-day activities. We do not carry key employee insurance policies for Dr. Armen or any other employee.

We also rely on a small staff of highly trained and experienced senior management and scientific, administrative and operations personnel and consultants to conduct our business. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full time staff and required us to rely more heavily on outside consultants and third parties. In addition, if in the future we need to perform sales, marketing and distribution functions for commercial and/or international operations, we will need to recruit experienced personnel and/or engage external consultants incurring significant expenditures.

Reduction in expenses and resulting changes to our compensation and benefit programs have reduced the competitiveness of these programs and thereby increased employee retention risk. The competition for qualified personnel in the biotechnology field is intense, and if we are not able to continue to attract and retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.

Risks Related to Regulation of the Biopharmaceutical Industry

The drug development and approval process is uncertain, time-consuming, and expensive.

Clinical development, including preclinical testing and the process of obtaining and maintaining regulatory approvals for new therapeutic products, is lengthy, expensive, and uncertain. As of March 31, 2014, we have spent approximately 19 years and $305.3 million on our research and development program in heat shock protein-based vaccines for cancer. It also can vary substantially based on the type, complexity, and novelty of the product. We must provide regulatory authorities with manufacturing, product characterization, and preclinical and clinical data demonstrating that our product candidates are safe and effective before they can be approved for commercial sale. It may take us many years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to regulatory authorities for many reasons, including but not limited to insufficient product characterization, poor study structure conduct or statistical analysis planning, failure to enroll a sufficient number of patients or failure to prospectively identify the most appropriate patient eligibility criteria, and collectability of data. Preclinical and clinical data can be interpreted in different ways, which could delay, limit, or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial, or safety issues resulting from products of the same class of drug could require a preclinical study or clinical trial to be repeated or cause a program to be terminated, even if other studies or trials relating to the program are successful. We or the FDA, other regulatory agencies, or an institutional review board may suspend or terminate human clinical trials at any time on various grounds.

The timing and success of a clinical trial is dependent on obtaining and maintaining sufficient cash resources, successful production of clinical trial material, enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile, among other considerations. The timing and success of our clinical trials, in particular, are also dependent on clinical sites and regulatory authorities accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. In addition, regulatory authorities may request additional information or data that is not readily available. Delays in our ability to respond to such requests would delay, and failure to adequately address concerns would prevent, our commercialization efforts. We have encountered in the past, and may encounter in the future, delays in initiating trial sites and enrolling patients into our clinical trials. Future enrollment delays will postpone the dates by which we expect to complete the impacted trials and the potential receipt of regulatory approval. There is no guarantee we will successfully initiate and/or complete our clinical trials.

Delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we or our licensees or collaborators develop;

•	impose significant additional costs on us or our licensees or collaborators;

•	diminish any competitive advantages that we or our licensees or collaborators may attain;

•	limit our ability to receive royalties and generate revenue and profits; and

•	adversely affect our business prospects and ability to obtain financing.

Delays or failures in our receiving regulatory approval for our product candidates in a timely manner may result in us having to incur additional development expense and subject us to having to secure additional financing. As a result, we may not be able to commercialize them in the time frame anticipated, and our business will suffer.

Even if we receive marketing approval for our product candidates, such product approvals could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.

Regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Our operations and practices are subject to regulation and scrutiny by the United States government, as well as governments of any other countries in which we do business or conduct activities. Later discovery of previously unknown problems or safety issues, and/or failure to comply with domestic or foreign laws, knowingly or unknowingly, can result in various adverse consequences, including, among other things, possible delay in approval or refusal to approve a product, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, and/or criminal prosecution, withdrawal of an approved product from the market, and/or exclusion from government health care programs. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

Because we are a company operating in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our, or our licensees or collaborators, business and marketing activities for various reasons. For example, the Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA and other foreign health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. We expect both government and private health plans to continue to require healthcare providers, including healthcare providers that may one day purchase our products, to contain costs and demonstrate the value of the therapies they provide.

New data from our research and development activities, and/or resource considerations could modify our strategy and result in the need to adjust our projections of timelines and costs of programs.

Because we are focused on novel technologies, our research and development activities, including our nonclinical studies and clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments can occur with varying frequency and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible, due to our limited resources.

We may need to successfully address a number of technological challenges in order to complete development of our product candidates. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining regulatory approvals or prevent or limit commercial use.

Risks Related to Intellectual Property Rights

If we are unable to obtain and enforce patent protection for our product candidates and related technology, our business could be materially harmed.

Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States and in foreign countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

Furthermore, the product development timeline for biotechnology products is lengthy and it is possible that our issued patents covering our product candidates in the United States and other jurisdictions may expire prior to commercial launch.

Our strategy depends on our ability to identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

The patent landscape in the field of therapeutic antibody development, manufacture and commercialization is crowded. For example, we are aware of third party patents directed to methods for identifying and producing therapeutic antibodies, We are also aware of third party patents directed to antibodies to numerous targets for which we also seek to identify, develop, and commercialize antibodies, including without limitation CTLA-4, PD-1, GITR, OX40, TIM-3, and LAG-3. For example, some patents claim antibodies based on competitive binding with existing antibodies, some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, production, or use of such antibodies. These or other third party patents could impinge on or foreclose our freedom to operate in relation to our technology platforms, including Retrocyte Display®, as well as in relation to development and commercialization of antibodies identified by us as therapeutic candidates. As we discover and develop our candidate antibodies, we will continue to conduct analyses of these third party patents to determine whether we believe we might infringe them, and if so, whether they would be likely to be deemed valid and enforceable if challenged. If we determine that a license for a given patent or family of patents is necessary or desirable, there can be no guarantee that a license would be available on favorable terms, or at all. Inability to obtain a license on favorable terms, should such a license be determined to be necessary or desirable, could, without limitation, result in increased costs to design around the third party patents, delay product launch, or result in cancellation of the affected program or cessation of use of the affected technology.

Third parties may also seek to market biosimilar versions of any approved products. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

We have exclusive rights to approximately 60 issued United States patents and approximately 99 issued foreign patents. We also have exclusive rights to approximately 12 pending United States patent applications and approximately 43 pending foreign patent applications. However, our patents may not protect us against our competitors. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office, or USPTO, uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

The issued patents that cover the Prophage Series vaccines expire at various dates between 2015 and 2024. The issued patents related to HerpV expire at various dates between 2015 and 2029. Our patent to purified QS-21 Stimulon expired in 2008. Additional protection for QS-21 Stimulon in combination with other agents is provided by our other issued patents which expire between 2017 and 2022. We continue to explore means of extending the life cycle of our patent portfolio.

Through our acquisition of 4-AB, we also own a number of patents and patent applications directed to various methods and compositions, including methods for identifying therapeutic antibodies and product candidates arising out of 4-AB’s technology platforms. In particular, we own patents and patent applications relating to Retrocyte Display® Technology Platform, a high throughput antibody expression platform for the identification of fully human monoclonal antibodies. This patent family is projected to expire between 2029 and 2030. In addition, as we advance our research and development efforts with our institutional and corporate collaborators, we intend to seek patent protection for newly-identified therapeutic antibodies and product candidates. We can provide no assurance that any of our patents, including the patents that were newly acquired from 4-AB, will have commercial value, or that any of our existing or future patent applications, including the patent applications that were newly acquired with 4-AB, will result in the issuance of valid and enforceable patents.

The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in foreign jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, post-grant review, inter partes review, and/or reexamination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings, and may fail to provide a competitive advantage. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

Our patent on QS-21 Stimulon composition of matter has expired and we rely primarily on unpatented technology and know-how to protect our rights to QS-21 Stimulon.

Our QS-21 Stimulon composition of matter patent family has expired, and our patent rights are limited to protecting certain combinations of QS-21 Stimulon with other adjuvants or formulations of QS-21 Stimulon with other agents, such as excipients that improve performance of the compound. However, there is no guarantee that a third party would necessarily choose to use QS-21 Stimulon in combination with such adjuvants or formulate it with the other agents covered by our patents. We are aware of other companies that claim to produce material comparable to QS-21 Stimulon. At least one other party has also developed derivatives of QS-21 that have shown biological activity.

Although our licenses also rely on unpatented technology, know-how, and confidential information, these intellectual property rights may not be enforceable in certain jurisdictions and, we may not be able to collect anticipated revenue from our licensees. Any such inability would have a material adverse effect on our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Even after they have been issued, our patents and any patents which we license may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited or will expire prior to the commercialization of our product candidates, other companies may be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

•	we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;

•	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;

•	third parties may initiate opposition proceedings, post-grant review, inter partes review, or reexamination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;

•	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;

•	the USPTO may initiate an interference or derivation proceeding between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference or derivation proceeding to determine the priority of invention, which could jeopardize our patent rights; or

•	third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

These lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial and scientific personnel. There is a risk that a court or administrative body could decide that our patents are invalid or not infringed by a third party’s activities, or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving our own patents could limit our ability to assert our patents against these or other competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by patents or pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

•	we may not develop additional proprietary technologies that are patentable.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position. In particular, as a result of the acquisition of 4-AB, we now have six preclinical Checkpoint Modulator Antibody Programs, and the patent landscape around the discovery, development, manufacture and commercial use of therapeutic antibodies is crowded.

Patents that we may ultimately be found to infringe could be issued to third parties. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition, and results of operations. Furthermore, we would be exposed to a threat of litigation.

In the biopharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

•	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

•	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, derivation or other proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

•	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

•	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. There is a risk that a court would decide that we or our collaborators are infringing the third party’s patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our collaborators may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate or cease commercialization of an approved product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages. An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on our business.

The biopharmaceutical industry has produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to various intellectual property license agreements. These license agreements impose, and we expect that future license agreements may impose, various diligence, milestone payment, royalty, insurance and other obligations on us. These licenses typically include an obligation to pay an upfront payment, yearly maintenance payments and royalties on sales. If we fail to comply with our obligations under the licenses, the licensors may have the right to terminate their respective license agreements, in which event we might not be able to market any product that is covered by the agreements. Termination of the license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, which could adversely affect our competitive business position and harm our business.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

As is common in the biopharmaceutical industry, we employ individuals who were previously or concurrently employed at research institutions and/or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business. In addition, we are responsible for the payment of patent fees for patent rights that we have licensed from other parties. If any licensor of these patents does not itself elect to make these payments, and we fail to do so, we may be liable to the licensor for any costs and consequences of any resulting loss of patent rights.

Risks Related to Litigation

We may face litigation that could result in substantial damages and may divert management’s time and attention from our business.

We may currently be a party, or may become a party, to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

We maintain property and general commercial insurance coverage as well as errors and omissions and directors and officers insurance policies. This insurance coverage may not be sufficient to cover us for future claims.

We are also exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health-care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.

Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In addition, during the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. We may not be able to prevent a director, executive or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and commercial sales of Oncophage in Russia, and may face even greater risks if we sell our other product candidates commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for our product candidates;

•	regulatory investigations;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We manufacture the Prophage Series vaccines from a patient’s cancer cells, and medical professionals must inject the vaccines into the same patient from which they were manufactured. A patient may sue us if a hospital, a shipping company, or we fail to receive the removed cancer tissue or deliver that patient’s vaccine. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases and that shipments of tumor and/or vaccines may be lost, delayed, or damaged. Additionally, complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. We do not have any other insurance that covers loss of or damage to the Prophage Series vaccines or tumor material, and we do not know whether such insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for use of our product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

We are also subject to laws generally applicable to businesses, including but not limited to, federal, state and local wage and hour, employee classification, mandatory healthcare benefits, unlawful workplace discrimination and whistle-blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, results of operations, financial condition, cash flow and future prospects.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use or may use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have a workers’ compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Risks Related to our Common Stock

Our stock may be delisted from The Nasdaq Capital Market, which could affect its market price and liquidity.

Our common stock is currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “AGEN.” In the event that we fail to maintain compliance with the applicable listing requirements, our common stock could become subject to delisting from Nasdaq. Although we are currently in compliance with all of the listing standards for listing on Nasdaq, we cannot provide any assurance that we will continue to be in compliance in the future. We have been non-compliant with the minimum bid price requirement set forth in Nasdaq Marketplace Rule 5550(a)(2) three times since our move to The Nasdaq Capital Market in April 2009.

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our Board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our president or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

The first right to negotiate provision contained in our agreement with one of our licensees could hinder or delay a change of control of our company or the sale of certain of our assets.

We have entered into a First Right to Negotiate and Amendment Agreement with GSK that affords GSK, one of our licensees, a first right to negotiate with us in the event we determine to initiate a process to effect a change of control of our company with, or to sell certain of our assets to, an unaffiliated third party or in the event that a third party commences an unsolicited tender offer seeking a change of control of our company. In such event, we must provide GSK a period of time to determine whether it wishes to negotiate the terms of such a transaction with us. If GSK affirmatively so elects, we are required to negotiate with GSK in good faith towards effecting a transaction of that nature for a specified period. During the negotiation period, we are obligated not to enter into a definitive agreement with a third party that would preclude us from negotiating and/or executing a definitive agreement with GSK. If GSK determines not to negotiate with us or we are unable to come to an agreement with GSK during this period, we may enter into the specified change of control or sale transaction within the following 12 months, provided that such a transaction is not on terms in the aggregate that are materially less favorable to us and our stockholders (as determined by our Board of Directors, in its reasonable discretion) than terms last offered to us by GSK in a binding written proposal during the negotiation period. The first right to negotiate terminates on March 2, 2017. Although GSK’s first right to negotiate does not compel us to enter into a transaction with GSK nor prevent us from negotiating with or entering into a transaction with a third party, the first right to negotiate could inhibit a third party from engaging in discussions with us concerning such a transaction or delay our ability to effect such a transaction with a third party.

Our stock has historically had low trading volume, and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and March 31, 2014, and for the three months ended March 31, 2014, the closing price of our common stock has fluctuated between $1.80 and $315.78 per share and $2.72 and $5.10 per share, respectively. The average daily trading volume for the quarter ended March 31, 2014 was approximately 1.0 million shares while the average daily trading volume for the year ended December 31, 2013 was approximately 367,000 shares. The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	continuing operating losses, which we expect over the next several years as we continue our development activities;

•	announcements of decisions made by public officials;

•	results of our preclinical studies and clinical trials;

•	announcements of new collaboration agreements with strategic partners or developments by our existing collaborative partners;

•	announcements of technological innovations, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;

•	failure to realize the anticipated benefits of the Acquisition;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to product candidates under development;

•	quarterly fluctuations in our financial results;

•	variations in the level of expenses related to any of our product candidates or clinical development programs;

•	additions or departures of key management or scientific personnel;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events;

•	changes in accounting principles;

•	general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In the past, securities class action litigation has often been brought against a company following a significant decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock, or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of March 31, 2014, we had approximately 62,230,609 shares of common stock outstanding. All of these shares are eligible for sale on Nasdaq, although certain of the shares are subject to sales volume and other limitations. We have filed registration statements to permit the sale of approximately 8,200,000 shares of common stock under our equity incentive plans. We have also filed registration statements to permit the sale of approximately 167,000 shares of common stock under our employee stock purchase plan, to permit the sale of 225,000 shares of common stock under our Directors’ Deferred Compensation Plan, to permit the sale of approximately 8,274,000 shares of common stock pursuant to various private placement agreements and to permit the sale of approximately 10,000,000 shares of our common stock pursuant to our At Market Issuance Sales Agreement. As of March 31, 2014, an aggregate of 12.4 million of these shares remain available for sale. Contingent milestone payments, payable in cash or shares of our common stock at our option, will be due to the 4-AB Shareholders as follows (i) $20 million upon our market capitalization exceeding $300 million for ten consecutive trading days prior to the earliest of (a) the fifth anniversary of the Closing Date, (b) the sale of 4-AB or (c) the sale of Agenus; (ii) $10 million upon our market capitalization exceeding $750 million for 30 consecutive trading days prior to the earliest of (a) the tenth anniversary of the Closing Date (b) the sale of 4-AB or (c) the sale of Agenus, and (iii) $10 million upon our market capitalization exceeding $1.0 billion for 30 consecutive trading days prior to the earliest of (a) the tenth anniversary of the Closing Date, (b) the sale of 4-AB or (c) the sale of Agenus.

As of March 31, 2014, warrants to purchase approximately 2,951,000 shares of our common stock with a weighted average exercise price per share of $10.87 were outstanding.

As of March 31, 2014, options to purchase 4,267,655 shares of our common stock with a weighted average exercise price per share of $5.62 were outstanding. These options are subject to vesting that occurs over a period of up to four years following the date of grant. As of March 31, 2014 we have 109,747 nonvested shares outstanding.

We may issue additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock. Furthermore, substantially all shares of common stock for which our outstanding stock options or warrants are exercisable are, once they have been purchased, eligible for immediate sale in the public market. The issuance of additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock or the exercise of stock options or warrants would dilute existing investors and could adversely affect the price of our securities. In addition, such securities may have rights senior to the rights of securities held by existing investors.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our operating results and the price of our common stock.

The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and Nasdaq have resulted in significant costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding the required assessment of our internal control over financial reporting, and our independent registered public accounting firm’s audit of internal control over financial reporting, have required commitments of significant management time. We expect these commitments to continue.

Our internal control over financial reporting (as defined in Rules 13a-15 of the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded that there were no material weaknesses in our internal control over financial reporting as of December 31, 2013, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

We anticipate additional commitments of management time to ensure that our internal control over financial reporting of the operations of 4-AB complies with Section 404 of the Sarbanes-Oxley Act of 2002. Prior to the acquisition, 4-AB was a privately held company organized under the laws of Switzerland and, as such, it had not been subject to financial reporting requirements applicable to public companies and was not required to prepare and publish audited financial statements in accordance with U.S. GAAP. Accordingly, our on-going efforts to ensure that our internal control over the financial reporting of the operations of 4-AB will cause us to incur significant additional costs.

Changing laws, regulations and standards relating to corporate governance and public disclosure, are creating uncertainty for companies. Laws, regulations and standards are subject to varying interpretations in some cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided, which could result in continuing uncertainty regarding compliance matters and higher costs caused by ongoing revisions to disclosure and governance practices. If we fail to comply with these laws, regulations and standards, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our operating results and the market price of our common stock.

DESCRIPTION OF CAPITAL STOCK

Agenus is authorized to issue up to 140,000,000 shares of common stock, par value $0.01 per share, with 62,236,360 issued and outstanding as of April 30, 2014. Agenus is also authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share, with 31,620 shares of Series A-1 convertible preferred stock issued and outstanding as of April 30, 2014 and 3,105 shares of Series B2 convertible preferred stock issued and outstanding as of April 30, 2014.

The material terms and provisions of our common stock, our preferred stock and each other class of our securities that qualifies or limits our common stock, are described in our Registration Statement on Form 8-A filed January 24, 2000, which is incorporated by reference in this prospectus. For the complete terms of our common stock, preferred stock and preferred stock purchase rights, please refer to our certificate of incorporation and by-laws that we have filed with the Securities and Exchange Commission. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

USE OF PROCEEDS

We are registering these shares pursuant to registration rights granted to the selling stockholders. We are not selling any securities under this prospectus and will not receive any proceeds from the sale or other disposition of the shares covered hereby. We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale or other disposition by them of the shares covered hereby.

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the selling stockholders or their pledgees, donees, transferees or other successors in interest, to sell or otherwise dispose of, from time to time, up to 3,717,117 shares of our common stock, which they have acquired in private placements.

The shares of our common stock offered by this prospectus were acquired by the selling stockholders pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) providing for the acquisition of all of the outstanding capital stock of 4-Antibody AG, a joint stock company formed under the laws of Switzerland, from the selling stockholders in an all-stock transaction (the “Share Exchange”), and for the repayment of certain indebtedness owed by 4-Antibody AG to the selling stockholders. The Share Exchange was completed effective February 12, 2014. The issuance of shares of our common stock in exchange for the repayment of such indebtedness occurred on May 8, 2014.

The issuance of the shares of our common stock in connection with the Exchange Agreement and for the repayment of certain indebtedness owed by 4-Antibody AG to the selling stockholders was not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemptions from registration provided by Regulation S promulgated under the Securities Act, based on representations from the selling stockholders that they are not “U.S. persons” within the meaning of Rule 902 of Regulation S, and Section 4(2) of the Securities Act, as the transactions did not involve any public offering.

In connection with certain registration rights we granted to the selling stockholders pursuant to the Exchange Agreement, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus from time to time on the NASDAQ Capital Market, in privately negotiated transactions or otherwise. We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders. Under the Exchange Agreement, we agreed to file a registration statement covering the resale of the shares acquired by the selling stockholders within 90 days of the completion of the Share Exchange, and this prospectus is part of the registration statement filed in satisfaction of that obligation.

The table below presents information regarding the selling stockholders, the shares of common stock beneficially owned by each of them as of May 8, 2014 and being offered under this prospectus and the number and percentage of our common stock each of the selling stockholders will own assuming all of the shares covered by this prospectus are sold by the selling stockholders.

We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares of common stock covered hereby. Other than the Exchange Agreement among us and the selling stockholders, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder. The selling stockholders might not sell or dispose of any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Therefore, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that all of the shares of our common stock covered by this prospectus will be sold by the selling stockholders and that any other shares of our common stock beneficially owned by these selling stockholders will continue to be beneficially owned.

The information in the table is based on 62,236,360 shares outstanding as of April 30, 2014 and was prepared based on information supplied to us by the selling stockholders. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire shares of common stock within 60 days of May 8, 2014. Other than the transactions referred to herein and in documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, the selling stockholders have not within the past three years had any position, office or other material relationship with us or any of our subsidiaries other than as a holder of our securities.

	Beneficial Ownership of Common Stock Prior to the Offering					Beneficial Ownership of Common Stock After the Offering
Name of Selling Stockholder	Number of Shares		Percent of Class (%)		Common Stock that May Be Offered Pursuant to This Prospectus	Number of Shares(1)	Percent of Class (%)

Advent Management IV Limited Partnership	10,959	(2)		*	10,959	0		*

Advent Private Equity Fund IV	1,096,418	(2)	1.8		1,096,418	0		*

BioMedInvest I Ltd.	622,091		1.0		622,091	0		*

Robert Burns	47,129	(3)		*	47,129	0		*

Marcus van Dijk	6,007			*	6,007	0		*

Georg Friedrich Melchers	221,829			*	221,829	0		*

Grazia Equity GmbH	609,970		1.0		609,970	0		*

Life Sciences Partners II BV	745,138		1.2		745,138	0		*

Marlene Porsche	50,927			*	50,927	0		*

Mulligan Biocapital GmbH	293,274			*	293,274	0		*

Sijmen de Vries	13,375			*	13,375	0		*

*	Less than one percent.
(1)	Assumes that all the shares of the selling stockholders covered by this prospectus are sold, and that the selling stockholders do not acquire any additional shares of common stock before the completion of this offering. However, as each selling stockholder can offer all, some, or none of its common stock, no definitive estimate can be given as to the number of shares that any selling stockholder will ultimately offer or sell under this prospectus.
(2)	Shares are beneficially owned by Advent Venture Partners LLP. Shahzad Malik, our director, is a General Partner of Advent Venture Partners LLP and shares voting and investment authority over such shares.
(3)	This selling stockholder is an officer of 4-Antibody AG, our wholly-owned subsidiary.

PLAN OF DISTRIBUTION

The selling stockholders, including their pledgees, donees, transferees, distributees, beneficiaries or other successors in interest, may from time to time offer some or all of the shares of common stock covered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus by the selling stockholders. We will bear all fees and expenses incident to our obligation to register the shares of our common stock covered by this prospectus.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at privately negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an over-the-counter distribution;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect certain transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable FINRA rules; and in the case of a principal transaction a markup or markdown in compliance with applicable FINRA rules.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholders are subject to the prospectus delivery requirements of the Securities Act.

To the extent required pursuant to Rule 424(b) under the Securities Act, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Each selling stockholder and any other person participating in a sale of the common stock registered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholders to use commercially reasonable efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (i) one (1) year or such time as all shares can be freely sold without volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect, whichever is later, and (ii) such time that all of the shares have been sold pursuant to this prospectus or an exemption from registration under the Securities Act.

LEGAL MATTERS

The validity of the securities that may be offered hereby will be passed upon for us by Choate, Hall & Stewart LLP.

EXPERTS

The consolidated financial statements of Agenus Inc., as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of 4-Antibody AG, incorporated by reference into our Current Report on Form 8-K filed February 13, 2014 (as amended by our Current Report on Form 8-K/A filed April 29, 2014), have been incorporated by reference herein in reliance on the report of Ernst & Young Ltd, independent auditors to 4-Antibody AG, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Documents we have filed with the SEC are also available on our website through the investor link at www.agenusbio.com. The contents of our website are not part of, or incorporated into, this prospectus. In addition, we regularly use our website to post information regarding our business, product development programs and governance, and we encourage investors to use our website, particularly the information in the sections entitled “Investors” and “Media,” as sources of information about us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information we file with the SEC. This helps us disclose certain important information to you by referring you to the documents we file. The information we incorporate by reference is an important part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. We incorporate by reference each of the documents listed below (File No. 000-29089).

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

•	our Current Reports on Form 8-K filed on April 28, 2014, April 25, 2014, April 2, 2014, March 20, 2014, March 5, 2014, February 21, 2014, February 13, 2014 (as amended by our Current Report on Form 8-K/A filed on April 29, 2014), February 6, 2014, February 4, 2014, January 21, 2014, January 14, 2014 and January 13, 2014 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed);

•	our Proxy Statement on Schedule 14A filed with the SEC on March 10, 2014; and

•	the description of our common stock contained in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on January 24, 2000, including any amendment or reports filed for the purpose of updating such descriptions.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Agenus Inc.

3 Forbes Road

Lexington, MA 02421

Attention: Investor Relations

Telephone: (781) 674-4400

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and any information incorporated by reference into this prospectus or prospectus supplement may contain certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. You can identify these forward-looking statements by the fact they use words such as “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will,” “potential,” “opportunity,” “future” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our business strategy, our research and development, our product development efforts, our ability to commercialize our product candidates, the activities of our licensees, our prospects for initiating partnerships or collaborations, the timing of the introduction of products, the effect of new accounting pronouncements, uncertainty regarding our future operating results and our profitability, anticipated sources of funds as well as our plans, objectives, expectations and intentions.

Although we believe we have been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

            , 2014

PROSPECTUS

3,717,117 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the registration of the securities offered hereby. Agenus Inc. will bear all of these expenses. All amounts are estimated except for the SEC registration fee:

Item	Amount

SEC registration fee	$1,254.36
Legal fees and expenses	20,000	*
Accounting fees and expenses	10,000	*
Printing and related expenses	5,500	*
Miscellaneous	1,000	*
Total	$37,754.36	*

*	Estimated

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another business enterprise in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation’s power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, provided that no indemnification shall be provided in such actions in the event of any adjudication of negligence or misconduct in the performance of such person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply. Section 145 of the Delaware General Corporation Law also permits, in general, a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred by such person in such capacity, whether or not the corporation would have the power to indemnify such person against such liability.

We have entered into indemnification agreements with each of our directors and certain executive officers and have obtained insurance covering our directors and officers against losses and insuring us against certain of our obligations to indemnify our directors and officers.

Our Fifth Amended and Restated By-Laws provide that we shall indemnify each of our directors and officers, to the maximum extent permitted from time to time by law, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by reason of the fact that he or she is a director or officer.

This right of indemnification conferred in our Fifth Amended and Restated By-Laws is not exclusive of any other right.

In addition, as permitted by Section 102 of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 16. Exhibits

The following Exhibits are incorporated herein by reference:

4.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on June 10, 2002 and incorporated herein by reference.

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on June 11, 2007 and incorporated herein by reference.

4.3	Certificate of Ownership and Merger changing the name of the corporation to Agenus Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.4	Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on September 30, 2011 and incorporated herein by reference.

4.5	Certificate of Third Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. filed as Exhibit 3.1.4 to our Quarterly Report on Form 10-Q (File No. 000-02089) filed on August 8, 2012 and incorporated herein by reference.

4.6	Certificate of Fourth Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on April 25, 2014 and incorporated herein by reference.

4.7	Fifth Amended and Restated By-laws of Agenus Inc. filed as Exhibit 3.2 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.8	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.9	Share Exchange Agreement, dated January 10, 2014, by and among Agenus Inc., 4-Antibody AG, certain shareholders of 4-Antibody AG and Vischer AG. Filed as Exhibit 2.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 13, 2014 and incorporated herein by reference.

5.1	Opinion of Choate, Hall & Stewart LLP.

23.1	Consent of Choate, Hall & Stewart LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP, an independent registered public accounting firm.

23.3	Consent of Ernst & Young Ltd, independent auditors to 4-Antibody AG.

24.1	Power of Attorney (included in the signature page to this Registration Statement).

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415 (a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the last quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lexington, Commonwealth of Massachusetts, on this 9th day of May, 2014.

AGENUS INC.

By:	/s/ Garo H. Armen
Garo H. Armen
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Garo H. Armen, Karen Valentine and Christine M. Klaskin, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all supplements amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the dates indicated by the following persons in the capacities indicated.

SIGNATURE	TITLE	DATE

/s/ Garo H. Armen	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 9, 2014
Garo H. Armen

/s/ Christine M. Klaskin	Vice President, Finance (Principal Accounting Officer and Principal Financial Officer)	May 9, 2014
Christine M. Klaskin

/s/ Brian Corvese	Director	May 9, 2014
Brian Corvese

/s/ Tom Dechaene	Director	May 9, 2014
Tom Dechaene

/s/ Wadih Jordan	Director	May 9, 2014
Wadih Jordan

/s/ Shahzad Malik	Director	May 9, 2014
Shahzad Malik

/s/ Shalini Sharp	Director	May 9, 2014
Shalini Sharp

/s/ Timothy R. Wright	Director	May 9, 2014
Timothy R. Wright

INDEX TO EXHIBITS

4.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on June 10, 2002 and incorporated herein by reference.

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on June 11, 2007 and incorporated herein by reference.

4.3	Certificate of Ownership and Merger changing the name of the corporation to Agenus Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.4	Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on September 30, 2011 and incorporated herein by reference.

4.5	Certificate of Third Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. filed as Exhibit 3.1.4 to our Quarterly Report on Form 10-Q (File No. 000-02089) filed on August 8, 2012 and incorporated herein by reference.

4.6	Certificate of Fourth Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 000-29089) filed on April 25, 2014 and incorporated herein by reference.

4.7	Fifth Amended and Restated By-laws of Agenus Inc. filed as Exhibit 3.2 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.8	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 6, 2011 and incorporated herein by reference.

4.9	Share Exchange Agreement, dated January 10, 2014, by and among Agenus Inc., 4-Antibody AG, certain shareholders of 4-Antibody AG and Vischer AG. Filed as Exhibit 2.1 to our Current Report on Form 8-K (File No. 000-29089) filed on January 13, 2014 and incorporated herein by reference.

5.1	Opinion of Choate, Hall & Stewart LLP.

23.1	Consent of Choate, Hall & Stewart LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP, an independent registered public accounting firm.

23.3	Consent of Ernst & Young Ltd, independent auditors to 4-Antibody AG.

24.1	Power of Attorney (included in the signature page to this Registration Statement).